UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Brent T. Epstein, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 28,936,520 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,936,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 43.7% (2)
14.	Type of Reporting Person: OO

(1)

Based upon (i) 25,558,585 shares of Class B common stock subject to the HL Voting Trust , and (ii) 3,377,935 shares of common stock owned directly by ORIX HLHZ Holding LLC (“HLHZ”), comprised of 2,268,214 shares of Class B common stock and 1,109,721 shares of Class A common stock, each as of May 30, 2019.

(2)	Based upon (i) 38,413,096 shares of Class A common stock, and (ii) 27,826,799 shares of Class B common stock, outstanding as of May 30, 2019.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 28,936,520 (1)
	9.	Sole Dispositive Power: 1,010,393
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,936,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 43.7% (2)
14.	Type of Reporting Person: OO, IN

(1)

Based upon (i) 25,558,585 shares of Class B common stock subject to the HL Voting Trust , and (ii) 3,377,935 shares of common stock owned directly by HLHZ, comprised of 2,268,214 shares of Class B common stock and 1,109,721 shares of Class A common stock, each as of May 30, 2019.

(2)	Based upon (i) 38,413,096 shares of Class A common stock, and (ii) 27,826,799 shares of Class B common stock, outstanding as of May 30, 2019.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 28,936,520 (1)
	9.	Sole Dispositive Power: 1,458,285
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,936,520 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 43.7% (2)
14.	Type of Reporting Person: OO, IN

(1)

Based upon (i) 25,558,585 shares of Class B common stock subject to the HL Voting Trust , and (ii) 3,377,935 shares of common stock owned directly by HLHZ, comprised of 2,268,214 shares of Class B common stock and 1,109,721 shares of Class A common stock, each as of May 30, 2019.

(2)	Based upon (i) 38,413,096 shares of Class A common stock, and (ii) 27,826,799 shares of Class B common stock, outstanding as of May 30, 2019.

Explanatory Note

This Amendment No. 12 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017, which was further amended on February 18, 2017, March 17, 2017, April 5, 2017, June 2, 2017, November 8, 2017, March 22, 2018, April 5, 2018, June 6, 2018, August 21, 2018 and October 31, 2018 (the Initial Schedule as amended, the “Schedule”).

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended and supplemented by the addition of the following:

On May 30, 2019, HLHZ sold 3,000,000 shares of Class A common stock in a registered underwritten public offering pursuant to a prospectus supplement dated May 28, 2019 filed by the Issuer with the SEC. On May 15, 2019, the Issuer granted 1,359,173 shares of unvested Class B common stock under the Issuer’s 2016 Equity Plan, all of which became subject to the HL Voting Trust upon grant. Since Amendment No. 11 filed on October 31, 2018 and through May 30, 2019, there was a net increase of 275,691 shares of Class B common stock in the HL Voting Trust, due to (i) the conversion of 64,948 shares of Class B common stock and subsequent charitable donation of the 64,948 shares of Class A common stock, (ii) the forfeiture of 40,954 shares of Class B common stock in connection with terminations of employment, (iii) the grant of 1,409,246 shares of unvested Class B common stock under the Issuer’s 2016 Equity Plan, (iv) the issuance of 134,118 vested shares of Class B common stock pursuant to outstanding awards under the Issuer’s 2016 equity plan, (v) the withholding of 652,530 shares of Class B common stock for the payment of taxes, (vi) the Issuer’s repurchase of 7,794 shares of Class B common stock, and (vii) the conversion of 501,447 shares of Class B common stock and subsequent sale of 501,447 of such shares of Class A common stock in the open market.

Mr. Beiser was granted 18,893 unvested shares of Class B common stock on May 15, 2019, and since October 31, 2018, an aggregate of 11,655 shares of Class B common stock owned by Mr. Beiser were withheld by the Issuer for payment of taxes.

Mr. Gold was granted 11,825 unvested shares of Class B common stock on May 15, 2019, and since October 31, 2018, an aggregate of 8,471 shares of Class B common stock owned by Mr. Gold were withheld by the Issuer for the payment of taxes.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and 5(b) are hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold
Amount beneficially owned:	28,936,520	(1)	28,936,520	(1)	28,936,520	(1)
Percent of class:	43.7	% (2)	43.7	% (2)(3)	43.7	% (2)(4)
Sole power to vote or to direct the vote:	0		0		0
Shared power to vote or to direct the vote:	28,936,520	(1)	28,936,520	(1)	28,936,520	(1)
Sole power to dispose or to direct the disposition of:	0		1,010,393	(3)	1,458,285	(4)
Shared power to dispose or to direct the disposition of:	0		0		0

(1)

Pursuant to the HL Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the shares held by the Voting Trust, but dispositive power over only those shares which each directly owns. Based upon (i) 25,558,585 shares of Class B common stock subject to the HL Voting Trust , and (ii) 3,377,935 shares of common stock owned directly by HLHZ, comprised of 2,268,214 shares of Class B common stock and 1,109,721 shares of Class A common stock, each as of May 30, 2019.

(2)	Based upon (i) 38,413,096 shares of Class A common stock, and (ii) 27,826,799 shares of Class B common stock, outstanding as of May 30, 2019.
(3)

Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 1,010,393 shares of Class B common stock he owns (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 2.6% of the Issuer’s Class A common stock. The Beiser Shares include 51,009 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4)

Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,458,285 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 3.7% of the Issuer’s Class A common stock. The Gold Shares include 35,725 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Schedule 13D filed August 28, 2015)

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2019

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold